Exemption File No.
082-34780

maxis®

Maxis Communications Berhad
(158400-V)

Aras 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang

04036501

Fax :(603) 2330 0008

RECEIVED
2004 AUG 26 A 9:26
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

16 August 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: MAXIS COMMUNICATIONS BERHAD
Rule 12g3-2(b) Exemption Status

File No: 082 - 34780

SUPPL

Ladies and Gentlemen:

We refer to the above matter and enclose herewith the following documents for your kind attention :-

Item (1)
An update to Annex B as attached to the abovementioned letter for the period from 16 July 2004 to 15 August 2004, pursuant to Rule12g3-2(b)(1)(ii) of the SE Act. The list sets forth the information that the Company has filed with the Bursa Malaysia Securities Berhad and which is made public by such exchange.

Item (2)
All forms lodged at the Registrar of Companies of Malaysia for the period from 16 July 2004 to 15 August 2004.

In the event of any questions or requests for additional information, the Commission may contact:

The Company Secretary
Maxis Communications Berhad
Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia
Tel : 603-2330 6090
Fax : 603-2330 0590

PROCESSED
AUG 27 2004
FINANCIAL

Very truly yours,

Dato' Jamaludin bin Ibrahim
Director

Dipak Kaur
Secretary

c.c. Mr. Chris Holland

Exemption File No.
082-34780

maxis

Annex B

Disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(i) since 6 September 2002

NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
Announcement to Bursa Malaysia Securities Berhad ("BMSB")			
1. Listing Circular - Maxis Employee Share Option Scheme	20 July 2004 24 July 2004 27 July 2004 03 August 2004 06 August 2004 12 August 2004	BMSB Listing Requirements	A
2. Change in Director's Interest Pursuant to Section 135 of the Companies Act, 1965	19 July 2004	BMSB Listing Requirements and Malaysian Companies Act, 1965	B
3. Changes in Substantial Shareholders' Interest Pursuant to Form 29B of the Companies Act, 1965 a) The Capital Group Companies, Inc	19 July 2004 23 July 2004 29 July 2004 09 August 2004 12 August 2004	BMSB Listing Requirements and Malaysian Companies Act, 1965	C
4. Announcement	16 July 2004 19 July 2004 22 July 2004 26 July 2004 29 July 2004	BMSB Listing Requirements	D

RECEIVED
2004 AUG 26 A 9:25
FICE OF INTERNATIONAL
CORPORATE FINANCE

APPENDIX A

Exemption File No.
082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 25967 OF 2004

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **20/07/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 975,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 22 July 2004.

Exemption File No. 082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 26035 OF 2004

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **24/07/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 660,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 27 July 2004.

Exemption File No.
082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 26083 OF 2004
Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **27/07/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 692,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 29 July 2004.

Exemption File No.
082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 26196 OF 2004

Company Name	: **MAXIS COMMUNICATIONS BERHAD**
Stock Name	: **MAXIS**
Date Announced	: **03/08/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 1,674,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 5 August 2004.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 26284 OF 2004
Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **06/08/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 944,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 10 August 2004.

Exemption File No.
082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 26373 OF 2004

Company Name	: **MAXIS COMMUNICATIONS BERHAD**
Stock Name	: **MAXIS**
Date Announced	: **12/08/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 388,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 16 August 2004.

APPENDIX B

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Reference No **MC-040713-55348**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**19/07/2004**

Information Compiled By Bursa Malaysia

Particulars of Director

Name	:	**YAM Dato' Seri Syed Anwar Jamalullail (please also see remarks)**
Address	:	**Lot 75, Sri Cemerlang, Jalan 16/9, 46350 Petaling Jaya, Selangor Darul Ehsan**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**06/07/2004**	**50,000**	**9.000**

Circumstances by reason of which change has occurred	:	
Nature of interest	:	**Direct interest**
Consideration (if any)	:	

Total no of securities after change:

Direct (units)	:	**160,000**
Direct (%)	:	**0.0065**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Date of notice	:	**19/07/2004**
Remarks	:	

YAM Dato' Seri Syed Anwar Jamalullail's name as per his Identity Card is Syed Zainol Anwar.

APPENDIX C

Exemption File No. 082-34780

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-040717-46404**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**19/07/2004**

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 South Hope Street 55th Floor Los Angeles CA 90071 USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 21,300 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 556,400 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 1,014,200 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**12/07/2004**	**21,300**	**8.950**
Disposed	**12/07/2004**	**1,260,600**	**9.000**
Disposed	**13/07/2004**	**310,000**	**9.000**

Circumstances by reason of which change has occurred	:	**Deemed interest**
Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	**133,155,000**
Date of notice	:	**16/07/2004**

Remarks

This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 17 July 2004.

With reference to the "Details of Changes" as stated above:-

1) The acquisition as stated in row 1 is in relation to the shares registered under Chase Manhattan

Exemption File No.
082-34780

2) The disposal as stated in row 2 is in relation to the shares registered under :-
a) Hong Kong Bank Malaysia - 446,600 ordinary shares of RM0.10 each in Maxis
b) Standard Chartered Bank Malaysia Bhd - 814,000 ordinary shares of RM0.10 each in Maxis

3) The disposal as stated in row 3 is in relation to the shares registered under :-
a) Hong Kong Bank Malaysia - 109,800 ordinary shares of RM0.10 each in Maxis
b) Standard Chartered Bank Malaysia Bhd - 200,200 ordinary shares of RM0.10 each in Maxis

The Registered holders of the Maxis shares over which CGC has a deemed interest after taking account of the changes as stated above are set out below:-

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 10,139,600 ordinary shares of RM0.10 each in Maxis

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 104,494,200 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 12,136,500 ordinary shares of RM0.10 each in Maxis

JP Morgan Chase Bank
in respect of 4,745,900 ordinary shares of RM0.10 each in Maxis

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
in respect of 1,286,500 ordinary shares of RM0.10 each in Maxis

HSBC Malaysia Berhad
in respect of 229,300 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Nominees (South Africa)
South Africa
in respect of 123,000 ordinary shares of RM0.10 each in Maxis

Exemption File No. 082-34780

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-040723-42899**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**23/07/2004**

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 South Hope Street 55th Floor Los Angeles CA 90071 USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 119,300 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**16/07/2004**	**119,300**	**8.950**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Deemed Interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	**133,035,700**
Date of notice	:	**21/07/2004**

Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 23 July 2004.

With reference to the "Details of Changes" as stated above, the disposal is in relation to the shares registered under Standard Chartered Bank Malaysia Bhd - 119,300 ordinary shares of RM0.10 each in Maxis

The Registered holders of the Maxis shares over which CGC has a deemed interest after taking account of the change as stated above are set out below:-

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 10,020,300 ordinary shares of RM0.10 each in Maxis

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia

Exemption File No.
082-34780

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 12,136,500 ordinary shares of RM0.10 each in Maxis

JP Morgan Chase Bank
in respect of 4,745,900 ordinary shares of RM0.10 each in Maxis

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
in respect of 1,286,500 ordinary shares of RM0.10 each in Maxis

HSBC Malaysia Berhad
in respect of 229,300 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Nominees (South Africa)
South Africa
in respect of 123,000 ordinary shares of RM0.10 each in Maxis

Exemption File No.
082-34780

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-040729-49912**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**29/07/2004**

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc ("CGC")**
Address	:	**333 South Hope Street** **55th Floor** **Los Angeles** **CA 90071** **USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 728,600 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 399,900 ordinary shares of RM0.10 each in Maxis

JP Morgan Chase Bank
in respect of 285,400 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**23/07/2004**	**285,400**	**8.950**
Disposed	**26/07/2004**	**968,800**	**9.000**
Disposed	**27/07/2004**	**159,700**	**9.000**

Circumstances by reason of which change has occurred	:	**Deemed interest**
Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**1,413,900**
Indirect/deemed interest (%)	:	**0.0574**
Total no of securities after change	:	**131,621,800**
Date of notice	:	**28/07/2004**

Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 29 July 2004.

With reference to the "Details of Changes" as stated above:-

1) The disposal as stated in row 1 is in relation to the shares registered under JP Morgan Chase Bank - 285,400 ordinary shares of RM0.10 each in Maxis

2) The disposal as stated in row 2 is in relation to the shares registered under :-
a) Hong Kong Bank Malaysia - 343,300 ordinary shares of RM0.10 each in Maxis

Exemption File No.
082-34780

3) The disposal as stated in row 3 is in relation to the shares registered under :-
a) Hong Kong Bank Malaysia - 56,600 ordinary shares of RM0.10 each in Maxis
b) Standard Chartered Bank Malaysia Bhd - 103,100 ordinary shares of RM0.10 each in Maxis

The Registered holders of the Maxis shares over which CGC has a deemed interest after taking account of the changes as stated above are set out below:-

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 9,291,700 ordinary shares of RM0.10 each in Maxis

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 104,494,200 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 11,736,600 ordinary shares of RM0.10 each in Maxis

JP Morgan Chase Bank
in respect of 4,460,500 ordinary shares of RM0.10 each in Maxis

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
in respect of 1,286,500 ordinary shares of RM0.10 each in Maxis

HSBC Malaysia Berhad
in respect of 229,300 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Nominees (South Africa)
South Africa
in respect of 123,000 ordinary shares of RM0.10 each in Maxis

Exemption File No. 082-34780

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-040809-35481**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**09/08/2004**

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc ("CGC")**
Address	:	**333 South Hope Street** **55th Floor** **Los Angeles** **CA 90071** **USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 6,337,800 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 164,200 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**02/08/2004**	**2,500,000**	**8.516**
Disposed	**03/08/2004**	**2,000,000**	**8.503**
Disposed	**04/08/2004**	**1,843,100**	**8.503**
Acquired	**05/08/2004**	**158,900**	**8.641**

Circumstances by reason of which change has occurred	:	**Deemed interest**
Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	**125,437,600**
Date of notice	:	**06/08/2004**

Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 7 August 2004.

With reference to the "Details of Changes" as stated above:-

1) The disposal as stated in row 1 is in relation to the shares registered under Chase Manhattan (Malaysia) Nominees Sdn Bhd - 2,500,000 ordinary shares of RM0.10 each in Maxis

2) The disposal as stated in row 2 is in relation to the shares registered under Chase Manhattan (Malaysia) Nominees Sdn Bhd - 2,000,000 ordinary shares of RM0.10 each in Maxis

3) The disposal as stated in row 3 is in relation to the shares registered under :-

b) Standard Chartered Bank Malaysia Bhd - 5,300 ordinary shares of RM0.10 each in Maxis

4) The acquisition as stated in row 4 is in relation to the shares registered under Standard Chartered Bank Malaysia Bhd - 158,900 ordinary shares of RM0.10 each in Maxis

The Registered holders of the Maxis shares over which CGC has a deemed interest after taking account of the changes as stated above are set out below:-

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 9,445,300 ordinary shares of RM0.10 each in Maxis

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 98,156,400 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 11,736,600 ordinary shares of RM0.10 each in Maxis

JP Morgan Chase Bank
in respect of 4,460,500 ordinary shares of RM0.10 each in Maxis

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
in respect of 1,286,500 ordinary shares of RM0.10 each in Maxis

HSBC Malaysia Berhad
in respect of 229,300 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Nominees (South Africa)
South Africa
in respect of 123,000 ordinary shares of RM0.10 each in Maxis

Exemption File No. 082-34780

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No MC-040812-40008

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**12/08/2004**

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 South Hope Street 55th Floor Los Angeles CA 90071 USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 2,072,500 ordinary shares of RM0.10 each in Maxis

HSBC Malaysia Berhad
in respect of 23,600 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 26,400 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 137,000 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**06/08/2004**	**741,200**	**8.600**
Disposed	**09/08/2004**	**41,700**	**8.600**
Disposed	**10/08/2004**	**1,476,600**	**8.600**

Circumstances by reason of which change has occurred	:	**Deemed interest**
Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**2,259,500**
Indirect/deemed interest (%)	:	
Total no of securities after change	:	**123,178,100**
Date of notice	:	**11/08/2004**

Remarks

This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 12 August 2004.

Exemption File No.
082-34780

With reference to the "Details of Changes" as stated above:-

1) The disposal as stated in row 1 is in relation to the shares registered under :-
a) Chase Manhattan (Malaysia) Nominees Sdn Bhd - 681,400 ordinary shares of RM0.10 each in Maxis
b) HSBC Malaysia Berhad - 9,800 ordinary shares of RM0.10 each in Maxis
c) Hong Kong Bank Malaysia - 10,700 ordinary shares of RM0.10 each in Maxis
d) Standard Chartered Bank Malaysia Bhd - 39,300 ordinary shares of RM0.10 each in Maxis

2) The disposal as stated in row 2 is in relation to the shares registered under Chase Manhattan (Malaysia) Nominees Sdn Bhd - 41,700 ordinary shares of RM0.10 each in Maxis

3) The disposal as stated in row 3 is in relation to the shares registered under :-
a) Chase Manhattan (Malaysia) Nominees Sdn Bhd - 1,349,400 ordinary shares of RM0.10 each in Maxis
b) HSBC Malaysia Berhad - 13,800 ordinary shares of RM0.10 each in Maxis
c) Hong Kong Bank Malaysia - 15,700 ordinary shares of RM0.10 each in Maxis
d) Standard Chartered Bank Malaysia Bhd - 97,700 ordinary shares of RM0.10 each in Maxis

The Registered holders of the Maxis shares over which CGC has a deemed interest after taking account of the changes as stated above are set out below:-

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 9,308,300 ordinary shares of RM0.10 each in Maxis

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 96,083,900 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 11,710,200 ordinary shares of RM0.10 each in Maxis

JP Morgan Chase Bank
in respect of 4,460,500 ordinary shares of RM0.10 each in Maxis

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
in respect of 1,286,500 ordinary shares of RM0.10 each in Maxis

HSBC Malaysia Berhad
in respect of 205,700 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Nominees (South Africa)
South Africa
in respect of 123,000 ordinary shares of RM0.10 each in Maxis

APPENDIX D

Exemption File No.
082-34780

General Announcement
Reference No **MC-040716-4310E**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**16/07/2004**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("Maxis" or "the Company") - ACQUISITION OF TWO NEW SUBSIDIARIES**

Contents :

The Board of Directors of Maxis is pleased to announce that the Company has on 13 July 2004, purchased two shelf companies incorporated in the Netherlands Antilles viz East Asia Communications Holdings NV ("EACH") and its wholly-owned subsidiary, East Asia Communications NV ("EAC") at a total cost of USD15,300/- or USD7,650/- each ("the Acquisition"). Immediately upon purchase, EAC has been made a wholly-owned subsidiary of EACH and EACH in turn has been made a wholly-owned subsidiary of Maxis with effect from 13 July 2004. The companies are meant for future use by Maxis.

Information on EACH and EAC

EACH is a limited liability company incorporated in the Netherlands Antilles on 9 July 2004 and has a nominal share capital of USD6,000/- comprising 6,000 shares of USD1.00 each.

EAC is a limited liability company incorporated in the Netherlands Antilles on 9 July 2004 and has a nominal share capital of USD6,000/- comprising 6,000 shares of USD1.00 each.

Financial effects of the Acquisition

Both EACH and EAC are presently dormant.

The Acquisition is not expected to have any material effect on the earnings and net tangible assets of Maxis group for the financial year ending 31 December 2004.

Directors' and/or Substantial Shareholders' and/or Persons Connected with a Director or Substantial Shareholders' Interest

To the best of the knowledge of the Company, none of the Directors or substantial shareholders and/or Persons connected to the Directors or substantial shareholders of the Company has any interest, directly and indirectly, in the Acquisition.

This announcement is dated 16 July 2004.

General Announcement
Reference No **MC-040713-55697**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**19/07/2004**

Type	:	**Announcement**
Subject	:	**NOTIFICATION PURSUANT TO PARAGRAPH 14.09(a) OF THE LISTING REQUIREMENTS OF BURSA MALAYSIA SECURITIES BERHAD ("BURSA MALAYSIA") (the "LR") OF DEALINGS DURING OPEN PERIOD**

Contents :

Maxis Communications Berhad ("Maxis" or the "Company") having received a notification on 19 July 2004 pursuant to Paragraph 14.09(a) of the LR, from Y.A.M. Dato' Seri Syed Anwar Jamalullail*, an Independent Non-Executive Director of the Company, do hereby notify Bursa Malaysia of his dealing in the securities of the Company as set out below:-

Disposal of 50,000 ordinary shares of RM0.10 each, representing 0.002% of the issued share capital of Maxis at RM9.00 each on 6 July 2004.

The total number of shares held by Y.A.M. Dato' Seri Syed Anwar Jamalullail* after the disposal is 160,000 shares.

*Y.A.M. Dato' Seri Syed Anwar Jamalullail's name as per his Identity Card is Syed Zainol Anwar.

This announcement is dated 19 July 2004.

Exemption File No.
082-34780

General Announcement
Reference No MC-040722-53153

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	22/07/2004

Type	:	Announcement
Subject	:	ACQUISITION OF FOURTEEN NEW SUBSIDIARIES

Contents :

MAXIS COMMUNICATIONS BERHAD ("MAXIS" or "the Company")
ACQUISITION OF FOURTEEN NEW SUBSIDIARIES, NAMELY:-

1. **Maxis SMS Games Sdn Bhd**
2. **Maxis One Club Sdn Bhd**
3. **Maxis Events Sdn Bhd**
4. **Maxis Lifestyle Sdn Bhd**
5. **Maxis Data Services Sdn Bhd**
6. **Hotlink Events Sdn Bhd**
7. **Hotlink Entertainment Sdn Bhd**
8. **Hotlink Elecommunications Sdn Bhd**
9. **Hotlink Communications Berhad**
10. **Hotlink Data Services Sdn Bhd**
11. **Hotlink Interactive Services Sdn Bhd**
12. **Hotlink SMS Games Sdn Bhd**
13. **Hotlink One Club Sdn Bhd**
14. **Hotlink Lifestyle Sdn Bhd**

The Board of Directors of Maxis Communications Berhad ("Maxis" or "the Company") is pleased to announce that the Company has on 22 July 2004 acquired one (1) share at RM1.00 each in the share capital of each of the abovementioned companies representing 50% of their respective issued and paid-up share capital for a total cash consideration of RM14.00 (the "Acquisition").

Prior to the Acquisition, the Company held one (1) ordinary share of RM1.00 each representing 50% of the issued and paid-up share capital of each of the abovementioned companies. Pursuant to the Acquisition, the abovementioned companies are now wholly-owned subsidiaries of the Company.

Background Information

A. Maxis SMS Games Sdn Bhd

Maxis One Club Sdn Bhd
Maxis Events Sdn Bhd
Maxis Lifestyle Sdn Bhd
Maxis Data Services Sdn Bhd
Hotlink Events Sdn Bhd
Hotlink Entertainment Sdn Bhd
Hotlink Elecommunications Sdn Bhd

Exemption File No.
082-34780

Hotlink Data Services Sdn Bhd
Hotlink Interactive Services Sdn Bhd
Hotlink SMS Games Sdn Bhd
Hotlink One Club Sdn Bhd

The above companies are private limited companies incorporated in Malaysia on 9 June 2004 and each has an authorised share capital of RM100,000.00 comprising 100,000 ordinary shares of RM1.00 each, of which two (2) ordinary shares of RM1.00 each have been issued and are fully paid-up as at to-date.

B. Hotlink Communications Berhad is a public limited company incorporated in Malaysia on 9 June 2004 and has an authorised share capital of RM100,000.00 comprising 100,000 ordinary shares of RM1.00 each, of which two (2) ordinary shares of RM1.00 each have been issued and are fully paid-up as at to-date.

C. Hotlink Lifestyle Sdn Bhd is a private limited company incorporated in Malaysia on 10 June 2004 and has an authorised share capital of RM100,000.00 comprising 100,000 ordinary shares of RM1.00 each, of which two (2) ordinary shares of RM1.00 each have been issued and are fully paid-up as at to-date.

Financial effects of the Acquisition

The Acquisition is not expected to have any material effect on the earnings and net tangible assets of the MAXIS group for the year ending 31 December 2004.

Directors' and/or Substantial Shareholders' and/or Persons Connected with a Director or Substantial Shareholders' Interest

None of the Directors or substantial shareholders of the Company and/or persons connected to them has any interest, directly and indirectly, in the Acquisition.

Exemption File No.
082-34780

General Announcement
Reference No **MC-040726-64925**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**26/07/2004**

Type	:	**Announcement**
Subject	:	**Maxis Communications Berhad ("Maxis" or "the Company"): Option to MBNS Multimedia Technologies Sdn Bhd ("MMT"), a wholly-owned subsidiary of ASTRO ALL ASIA NETWORKS plc to subscribe for 833,334 ordinary shares of RM1.00 each in Advanced Wireless Technologies Sdn Bhd ("AWT"), a wholly-owned subsidiary of Maxis ("Option Shares")**

Contents :

The Board of Directors of Maxis wishes to announce that further to its announcement dated 28 May 2004 in respect of the above-mentioned matter, AWT and MMT have on 23 July 2004 agreed to extend the Completion Date (as defined in the previous announcement) for a further period of 30 days to 23 August 2004 for the subscription of the Option Shares and the finalisation of the terms of the Shareholders' Agreement and the Business Plan.
This announcement is dated 26 July 2004.

Exemption File No.
082-34780

General Announcement
Reference No **MC-040729-60895**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**29/07/2004**

Type	:	**Announcement**
Subject	:	**UPDATE ON LITIGATION** **Kuala Lumpur High Court Civil Suit No. S6-22-728-2002**

Contents :

Maxis Communications Berhad ("Maxis" or "the Company") wishes to provide the following update in relation to the Company's announcements on 11 September 2003, 29 September 2003 and 17 March 2004 in relation to the suit ("the Suit") commenced by Maxis Sdn Bhd ("the Plaintiff") against the Company and 6 of its subsidiaries (collectively "the Maxis Group") vide Kuala Lumpur High Court Civil Suit No: S6-22-728-2002.

The Plaintiff and the Additional Parties' appeal to the Court of Appeal, against the interim injunction ordered by the High Court on 3 September 2003 against the Plaintiff and the Additional Parties was heard by the Court of Appeal on 27 July 2004 and the appeal was dismissed with costs.

This Announcement is dated 29 July 2004.

FORM 24
Companies Act 1965
[Section 54(1)]

Exemption File No.
082-34780

Company No.

158400	V

2

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 08 day of **July, 2004**.

Shares Allotted	Details of Shares: Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	495,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **341,000** shares	-	RM4.36	-
[c] Amount paid on **4,000** shares	-	RM4.80	-
[c] Amount paid on **150,000** shares	-	RM5.13	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **341,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **4,000** shares	-	RM4.70	-
[e] Amount of premium paid or payable on **150,000** shares	-	RM5.03	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows		CASH	

Exemption File No. 082-34780

mpany No.

8400	V

Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

ted this 19 day of July , **2004**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,460,670,000** shares of RM0.10 each and the paid-up capital is **RM246,067,000**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**95,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**259,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**53,000**

Exemption File No.
082-34780

Company No.

158400	V

(e) the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	88,000
(f) the number of shares allotted to bodies corporate controlled by non-citizens	-
TOTAL	495,000

Dated this 19 day of July , **2004**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Exemption File No.
082-34780

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 12 day of **July, 2004**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	480,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **345,000** shares	-	RM4.36	-
[c]	Amount paid on **6,000** shares	-	RM4.80	-
[c]	Amount paid on **129,000** shares	-	RM5.13	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **345,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **6,000** shares	-	RM4.70	-
[e]	Amount of premium paid or payable on **129,000** shares	-	RM5.03	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

ompany No.

8400	V

Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

ated this 19 day of July , 2004

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,461,150,000** shares of RM0.10 each and the paid-up capital is **RM246,115,000**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**104,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**261,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**42,000**

Exemption File No.
082-34780

Continue ...... Page 3 (Form 24)

Company No.	
158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	73,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	480,000

Dated this 19 day of July , **2004**

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **15** day of **July, 2004**.

Shares Allotted	Details of Shares: Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	660,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **384,000** shares	-	RM4.36	-
[c] Amount paid on **276,000** shares	-	RM5.13	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **384,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **276,000** shares	-	RM5.03	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:		CASH	

ompany No.

8400	V

Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

ated this 22 day of July , **2004**

EN. TAN POH CHING
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,461,810,000** shares of RM0.10 each and the paid-up capital is **RM246,181,000**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**229,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**298,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**21,000**

Exemption File No.
082-34780

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	112,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	660,000

Dated this 22 day of July , **2004**

....
EN. TAN POH CHING
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 19 day of **July, 2004**.

Shares Allotted	Details of Shares: Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	692,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **508,000** shares	-	RM4.36	-
[c] Amount paid on **184,000** shares	-	RM5.13	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **508,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **184,000** shares	-	RM5.03	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 26 day of July , 2004

EN. TAN POH CHING
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,462,502,000** shares of RM0.10 each and the paid-up capital is **RM246,250,200**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **76,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **183,000**

(c) the number of shares allotted to non-citizens **-**

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives **342,000**

Exemption File No.
082-34780

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	91,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	692,000

Dated this 26 day of July , **2004**

....

EN. TAN POH CHING

Director

....

DIPAK KAUR D/O SANGAT SINGH

Secretary

(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD

Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.

Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Exemption File No.
082-34780

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **22** day of **July** , **2004**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	987,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **594,000** shares	-	RM4.36	-
[c] Amount paid on **14,000** shares	-	RM4.80	-
[c] Amount paid on **379,000** shares	-	RM5.13	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **594,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **14,000** shares	-	RM4.70	-
[e] Amount of premium paid or payable on **379,000** shares	-	RM5.03	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

npany No.

400	V

Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

ted this 30 day of July , **2004**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Exemption File No.
082-34730

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,463,489,000** shares of RM0.10 each and the paid-up capital is **RM246,348,900**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **140,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **186,000**

(c) the number of shares allotted to non-citizens -

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives **432,000**

Exemption File No.
082-34780

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	229,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	987,000

Dated this 30 day of July , **2004**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Exemption File No.
082-34780

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **26** day of **July** , **2004**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	687,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **470,000** shares	-	RM4.36	-
[c] Amount paid on **12,000** shares	-	RM4.80	-
[c] Amount paid on **205,000** shares	-	RM5.13	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **470,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **12,000** shares	-	RM4.70	-
[e] Amount of premium paid or payable on **205,000** shares	-	RM5.03	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as foll	CASH		

mpany No.

8400	V

Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

ated this 30 day of July , 2004

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,464,176,000** shares of RM0.10 each and the paid-up capital is **RM246,417,600**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]

(a)	the number of shares allotted to citizens who are Malays and Natives	**42,000**
(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**163,000**
(c)	the number of shares allotted to non-citizens	**-**
(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**407,000**

Exemption File No.
082-34780

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	75,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	687,000

Dated this 30 day of July , **2004**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 29 day of **July, 2004**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	944,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **632,000** shares	-	RM4.36	-
[c] Amount paid on **2,000** shares	-	RM4.80	-
[c] Amount paid on **310,000** shares	-	RM5.13	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **632,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **2,000** shares	-	RM4.70	-
[e] Amount of premium paid or payable on **310,000** shares	-	RM5.03	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as foll...	CASH		

Exemption File No. 082-34780

ompany No.

58400	V

Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

ated this **05** day of **August** , **2004**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,465,120,000** shares of RM0.10 each and the paid-up capital is **RM246,512,000**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**60,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**86,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**412,000**

Exemption File No.
082-34780

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	386,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	944,000

Dated this 05 day of August , **2004**

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **02** day of **August, 2004**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	388,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **252,000** shares	-	RM4.36	-
[c]	Amount paid on **136,000** shares	-	RM5.13	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **252,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **136,000** shares	-	RM5.03	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

mpany No.

400	V

Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

ted this 11 day of August , 2004

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,465,508,000** shares of RM0.10 each and the paid-up capital is **RM246,550,800**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**30,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**121,000**
	(c)	the number of shares allotted to non-citizens	**-**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**16,000**

Exemption File No.
082-34780

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	221,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	388,000

Dated this 11 day of August , 2004

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000